Exhibit 2

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three months and six months ended June 30, 2008, compared to those of the respective periods in the prior year. This MD&A has been prepared as of August 6, 2008 and is intended to supplement the unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2008 (collectively, the "Financial Statements"). In conjunction with your review of this MD&A, you are encouraged to review the Financial Statements, the most recent audited financial statements and MD&A included in the 2007 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

Second Quarter 2008 Highlights

•
Revenue for the quarter ended June 30, 2008 of $52.2 million increased by $7.7 million (17%) compared to the same period last year.

•
Income from mining operations for the quarter ended June 30, 2008, before an insurance recovery of $13.8 million, was $4.1 million compared to a loss of $6.1 million in the same period last year.

•
Net income for the quarter ended June 30, 2008 was $10.4 million or $0.13 per share compared to a net loss of $9.1 million or $0.17 per share in the second quarter last year.

•
Palladium production for the three months ended June 30, 2008 was 65,791 ounces, roughly on par with 66,651 ounces produced in the same period last year.

•
Cash cost per ounce of palladium produced1, net of by-product metal revenues and royalties, was US$219 for the second quarter of 2008 compared to US$242 for the same period last year.

•
Palladium sales for the second quarter of 2008 were recorded at US$467 per ounce compared to US$365 per ounce in the same period last year.

•
Palladium and platinum accounted for 54% and 17% of the quarter's total revenue respectively.

•
Operating cash flow for the three months ended June 30, 2008 (before changes in non-cash working capital)1 of $17.0 million increased by $4.1 million (32%) compared to the same period last year.

•
The Company's total debt position at June 30, 2008 was $18.8 million compared to the debt position at December 31, 2007 of $39.1 million.

•
The Company has determined that it will not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

KEY RESULTS Operating Results	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Palladium (oz)	65,791	66,651	126,882	145,455
Payable Palladium (oz)	60,598	60,985	116,803	133,091
Platinum (oz)	5,093	5,904	10,122	12,767
Gold (oz)	5,026	4,739	9,431	9,630
Copper (lbs)	1,515,479	1,310,484	2,858,512	2,680,597
Nickel (lbs)	873,406	716,096	1,633,119	1,528,482

Ore Tonnes Milled	1,154,842	1,244,067	2,291,410	2,532,607
Palladium Head Grade (g/t)	2.35	2.26	2.28	2.38
Palladium Recoveries (%)	75.3	73.5	75.6	75.1
Ore Tonnes Mined – Underground	192,696	194,858	383,166	396,079
Ore Tonnes Mined – Open Pit	967,968	1,082,742	1,937,400	2,280,764
Waste Tonnes Mined – Open Pit	2,424,806	1,897,143	4,451,019	3,756,062

Waste Strip Ratio	2.51:1	1.75:1	2.30:1	1.65:1

Summary of Quarterly Results
(thousands of dollars except per share amounts)

	2006*		2007				2008

	Q3	Q4	Q1*	Q2	Q3	Q4	Q1	Q2

Revenue – before pricing adjustments	$38,704	$46,061	$60,305	$53,450	$42,674	$44,938	$51,052	$52,403
Pricing adjustments:
Commodities	2,927	1,229	9,141	(2,421)	237	1,799	15,178	581
Foreign exchange	(200)	3,468	(1,007)	(6,534)	(6,419)	(231)	4,558	(743)

Revenue – after pricing adjustments	$41,431	$50,758	$68,439	$44,495	$36,492	$46,506	$70,788	$52,241

Cash flow from operations [1], prior to changes in non-cash working capital**	2,716	8,421	23,037	12,865	4,068	6,858	25,106	16,987
Exploration expense	2,576	4,572	3,228	798	2,933	5,179	7,054	7,115
Net income (loss)	(11,247)	(7,396)	5,507	(9,066)	(14,033)	(11,088)	12,595	10,387
Net income (loss) per share	$(0.21)	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.16	$0.13
Fully diluted net income (loss) per share	$(0.21)	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.15	$0.13

*
Certain prior period amounts have been reclassified to conform to a classification adopted in the current period.

**
Includes exploration expense.

RESULTS OF OPERATIONS

Revenue

For the three months ended June 30, 2008 the Company recorded revenue of $52.2 million compared to revenue of $44.5 million in the same period last year. Income from mining operations for the three months ended June 30, 2008, before an insurance recovery of $13.8 million, was $4.1 million, an improvement of $10.2 million, compared to a loss of $6.1 million in the same period last year. For the six months ended June 30, 2008 the Company earned revenue of $123.0 million compared to revenue of $112.9 million for the corresponding period in 2007. Income from mining operations for the six months ended June 30, 2008, before an insurance recovery of $13.8 million, was $29.0 million, an improvement of $17.3 million compared to the same period last year.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Sales of metals in concentrate are recognized in revenue when concentrate is delivered to a third party smelter for treatment, however, final pricing is not determined until the refined metal is sold, which can be up to six months later. Accordingly, revenue in the period is based on current US dollar denominated commodity prices and foreign exchange rates for sales occurring in the period and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. Since April 1, 2007, the amount of the final pricing adjustments recognized on any commodity price changes have also been reduced by any smelter price participation deductions as provided for in the Company's smelting and refining agreement. The Canadian dollar weakened by 3% against the US dollar to US$0.98 at June 30, 2008 compared to US$1.01 at December 31, 2007.

Recorded Metal Prices and Average Exchange Rates

	Q2 2008	Q2 2007

Palladium – US$/oz	$ 467	$ 365
Platinum – US$/oz	$2,064	$1,273
Gold – US$/oz	$ 929	$ 654
Nickel – US$/lb	$ 9.83	$16.24
Copper – US$/lb	$ 3.89	$ 3.41

US/C$ exchange rate (Bank of Canada)	US$ 0.99	US$ 0.91

For the three months ended June 30, 2008, revenue before pricing adjustments of $52.4 million decreased by $1.0 million (2%) compared to the same period last year reflecting an unfavourable foreign exchange rate impact of $2.2 million offset partially by a favourable net impact $1.2 million due to improved commodity prices less the impact of lower sales volumes.

Negative pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the three months ended June 30, 2008 decreased revenue by $0.1 million ($0.6 million positive commodity price adjustment and $0.7 million unfavourable foreign exchange adjustment). This compares with unfavourable adjustments for the three months ended June 30, 2007 of $8.9 million ($6.5 million unfavourable foreign exchange adjustment and a $2.4 million negative commodity price adjustment).

For the six months ended June 30, 2008, revenue before pricing adjustments of $103.5 million decreased $10.3 million from the comparable period of 2007 reflecting an unfavourable foreign exchange rate impact of $8.8 million and an unfavourable net impact of $1.5 million due to lower sales volumes less the impact of higher commodity prices.

Positive pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the six months ended June 30, 2008 increased revenue by $19.6 million ($15.8 million favourable commodity price adjustment and a $3.8 million positive foreign exchange adjustment). This compares with negative adjustments in the same period last year of $0.8 million ($7.5 million negative foreign exchange adjustment, partially offset by a $6.7 million positive commodity price adjustment).

For the six months ended June 30, 2008, revenue after adjustments was $123.0 million, an increase of 9%, compared to revenue of $112.9 million the same period last year.

For the three months ended June 30, 2008, palladium sales were recorded at US$467 per ounce, up 28% compared to US$365 in the same period last year. Revenue in the second quarter of 2008 from the sale of palladium after pricing adjustments increased by 30% to $28.4 million (54% of total revenue) from

$21.9 million (49% of total revenue) in the second quarter of 2007. By-product revenue after pricing adjustments in the second quarter of 2008 increased by $1.2 million (5%) to $23.9 million compared to the second quarter of 2007. Revenue increases in platinum ($2.8 million), Gold ($1.7 million) and copper ($0.7 million) were offset by lower nickel revenue ($3.9 million) which reflects a 39% decline in recorded nickel prices.

Operations

For the three months ended June 30, 2008, palladium production was roughly on par with the same period last year. The mill processed 1,154,842 tonnes of ore or an average of 12,691 tonnes per day, producing 65,791 ounces of palladium compared to 1,244,067 tonnes of ore or an average of 13,671 tonnes per day, producing 66,651 ounces of palladium in the same period last year. In the second quarter of 2008, the average palladium head grade was 2.35 grams per tonne compared to 2.26 grams per tonne in the second quarter of last year. For the three months ended June 30, 2008, palladium recoveries were 75.3%, compared to 73.5% in the same period last year. Mill availability in the second quarter of 2008 was 87.8% compared to 89.9% in the same period last year. Production in the second quarter was impacted by record rainfalls, creating high water levels in the open pit. This necessitated changes in the mine plan, which reduced the ore that would otherwise have been fed to the mill. For the six months ended June 30, 2008, mill production was 2,291,410 tonnes, producing 126,882 ounces of palladium with an average palladium head grade of 2.28 grams per tonne, compared to 2,532,607 tonnes, producing 145,455 ounces of palladium at an average palladium head grade of 2.38 grams per tonne during the same period last year. For the six months ended June 30, 2008, palladium recoveries were 75.6%, compared to 75.1% in the same period last year, while mill availability in the first half of 2008 was 88.6%, compared to 92.3% in the same period last year. The year to date reduction in mill availability primarily reflects decreased availability in the first quarter of 2008 of 89.5% compared to 94.5% in the first quarter of 2007, due to an increase in maintenance in the first quarter of 2008.

In the Lac des Iles open pit, for the three months ended June 30, 2008, 967,968 tonnes of ore were extracted with an average palladium grade of 1.86 grams per tonne compared to 1,082,742 tonnes at an average palladium grade of 1.74 grams per tonne in the same period last year. For the three months ended June 30, 2008, the strip ratio was to 2.51:1 compared to 1.75:1 in the same period last year. The higher strip ratio reflects in part the lower ore deliveries due to the record rainfalls. In addition the mine is in the process of pushing the east wall back to expose higher grade ore for the second half of the year and into 2009. For the six months ended June 30, 2008, 1,937,400 tonnes of ore were extracted from the open pit with an average palladium grade of 1.77 grams per tonne compared to 2,280,764 tonnes at an average palladium grade of 1.77 grams per tonne in the same period last year. For the six months ended June 30, 2008 the strip ratio increased to 2.30:1 compared to 1.65:1 in the same period last year and primarily reflects the reduced ore deliveries in the second quarter due to high rainfall.

Operating Expenses

For the three months ended June 30, 2008, total production costs of $30.7 million decreased by $1.7 million (5%) compared to the same period last year, mainly due to the adoption of The Canadian Institute of Chartered Accountant's Handbook (CICA Handbook) Section 3031, requiring the capitalization of major repairs which reduced second quarter 2008 expenses by $1.4 million, and lower underground mine operating costs. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, were US$219 per ounce for the three months ended June 30, 2008 compared to US$242 per ounce in the same period last year. The lower quarter-over-quarter cash costs per ounce in the second quarter of 2008 are due primarily to increased by-product revenues as a result of higher by-product commodity prices, partially offset by a small increase (US$1.00 per ounce) in production costs due to the 1% lower production volume. For the six months ended June 30, 2008, total production costs decreased by $4.5 million to $61.2 million compared to $65.7 million in the same period last year. The decrease reflects the adoption of the CICA Handbook Section 3031 which reduced expenses by $2.4 million, and an increase in the overhead in inventories cost adjustment that reduced expenses by $2.1 million. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$120 per ounce for the six months ended June 30, 2008 compared to US$115 per ounce in the corresponding period in 2007. The increase in unit cash costs was primarily due to the impact of the strengthening Canadian dollar on both costs and by-product revenue realized. There is continued upward pressure on the cost of materials, particularly steel and diesel fuel.

Smelter treatment, refining and freight charges for the three months ended June 30, 2008 of $6.1 million increased by $0.4 million (7%) compared to the same period last year. The increase is attributable to higher costs associated with the Company's new smelter agreement ($0.6 million) that came into effect April 1, 2007, offset partially by lower sales volumes ($0.2 million). For the six months ended June 30, 2008, smelter treatment refining and freight charges were $11.5 million an increase of $0.5 million (5%) compared to the same period last year and reflect higher costs associated with the Company's new smelter agreement ($1.2 million), offset partially by lower sales volumes ($0.7 million).

Non-cash amortization decreased by $1.2 million (10%) to $10.7 million for the three months ended June 30, 2008 compared to $11.9 million in the same period last year. The lower amortization is mainly attributable to the decrease in palladium production ($1.3 million) and a decrease in the capitalization of amortization charges into inventory ($0.1 million). For the six months ended June 30, 2008, amortization decreased to $19.9 million compared to $23.8 million in 2007 reflecting mainly the 13% decrease in palladium production.

The Company reviews and evaluates its long-lived assets for impairment annually. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. During 2007, the Company engaged Scott Wilson RPA an independent geotechnical consulting company to complete a Mineral Resource and Mineral Reserve audit and to prepare an independent NI 43-101 Technical Report on the Lac des Iles mine as of June 2007. This was updated by a senior geologist with Lac des Iles Mines Ltd. (a qualified person under NI 43-101) to December 31, 2007 to account for production at the mine. As a result of these events, the Company completed a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine, and compared the carrying value of the Company's mining interests to the estimated recoverability. The Company's management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

For the three and six months ended June 30, 2008, the Company reported a loss on disposal of equipment of $0.4 million and $1.1 million respectively, which represents the unamortized value of component parts of equipment replaced in the period reflecting the adoption of CICA Handbook Section 3031.

Asset retirement costs for the three months ended June 30, 2008 of $0.2 million compared to a charge of $0.5 million in the second quarter last year. For the six months ended June 30, 2008, asset retirement costs were $0.3 million compared to $0.7 million in the same period last year. The reduced asset retirement costs in 2008 reflect an extra charge ($0.3 million) in the three months ended June 30, 2007, relating to the revised mine plan that resulted in a shorter period for accreting the asset retirement obligation. The extra charge adjusted the previously recorded accretion to the reduced term.

For the second quarter of 2008, the company recorded income from mining operations, before an insurance recovery of $13.8 million, of $4.1 million, an improvement of $10.2 million compared to last

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

year's second quarter loss of $6.1 million. For the six months ended June 30, 2008, the Company recorded income from mining operations, before an insurance recovery of $13.8 million, of $29.0 million, an increase of $17.3 million (147%) over the first half of 2007.

Other Expenses

For the three months ended June 30, 2008, other expenses totaled $9.6 million an increase of $6.2 million compared to other expenses of $3.4 million in the same period last year. Increased exploration expenditures of $6.3 million and an unfavourable foreign exchange impact of $3.2 million were partially offset by lower interest and other financing charges of $3.4 million.

General and administration expenses for the three months ended June 30, 2008 of $1.6 million decreased $0.7 million compared with $2.3 million incurred in the same period last year. This decrease reflects $0.7 million received for costs as part of the insurance recovery.

Exploration expense for the three months ended June 30, 2008 of $7.1 million was up $6.3 million compared to last year's second quarter expenditure of $0.8 million. The increase is due primarily to increased expenditures on the Arctic Platinum Project (APP) of $4.1 million ($0.1 million – 2007), as the Company continues its evaluation activities in Finland. Costs associated with the APP project are being charged to exploration expense as incurred until it is determined whether the project can be economically developed, at which time the costs could be capitalized. In addition, the Company continued its exploration of the OHGZ ($0.7 million) at the Lac des Iles mine and work continues on the Shebandowan West nickel-copper-PGM project ($2.2 million).

Interest and other financing charges decreased by $3.4 million for the three months ended June 30, 2008 due primarily to lower interest and accretion expenses relating to the convertible notes payable of $2.7 million and increased interest income of $0.4 million.

The unfavourable foreign exchange impact of $3.2 million for the three months ended June 30, 2008, compared to the same period last year, is due to a second quarter 2008 foreign exchange gain of $1.1 million (2007 – foreign exchange gain of $4.3 million), which relates primarily to the translation of the Company's US dollar denominated convertible notes and credit facilities.

Income and Mining Taxes

For the three months ended June 30, 2008, the Company's income and mining tax recovery was $1.4 million compared to $0.5 million income and mining tax recovery in the same period last year primarily due to the recovery of future income taxes created by the renunciation of exploration expenses related to a previous flow-through share financing.

Net Income (Loss)

For the three months ended June 30, 2008, net income was $10.4 million or $0.13 per share, compared to a net loss of $9.1 million or $0.17 per share in the same period last year. For the six months ended June 30, 2008, the Company recorded net income of $23.0 million or $0.28 per share compared, to a net loss of $3.6 million or $0.07 per share in the same period last year.

LIQUIDITY Sources and Uses of Cash	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Cash generated by operations before working capital changes	$16,987	$12,865	$42,093	$35,902
Changes in non-cash working capital	(11,157)	(9,486)	(26,163)	(30,390)

Cash generated by operations	5,830	3,379	15,930	5,512
Cash provided by (used in) financing	(1,978)	2,352	6,320	4,447
Cash used in investing	(13,279)	(4,148)	(24,308)	(8,607)

Increase (decrease) in cash and cash equivalents	$(9,427)	$1,583	$(2,058)	$1,352

Cash provided by operations1 (prior to changes in non-cash working capital) for the three months ended June 30, 2008 was $17.0 million, compared to cash provided by operations of $12.9 million in the same period last year. The $4.1 million improvement is due primarily to increased net income of $19.5 million a decreased future income tax expense of $2.6 million, offset by the impact of an unrealized foreign exchange gain ($8.4 million), a lower non-cash add back for accretion expense relating to the convertible notes payable ($2.2 million), and a lower non-cash amortization expense ($1.4 million). For the three months ended June 30, 2008, non-cash working capital required $11.2 million compared to $9.5 million in the same period last year, an increase of $1.7 million. The increase reflects an increase in other assets of $15.3 million, due primarily to the $14.5 million insurance recovery receivable, offset by lower non-cash working capital requirements for concentrate awaiting settlement ($6.5 million), inventories and stockpiles ($3.0 million), accounts payable and accrued liabilities ($2.4 million) and taxes recoverable ($1.4 million). For the six months ended June 30, 2008, cash provided by operations1 was $42.1 million an improvement of $6.2 million over the prior year when cash provided by operations1 was $35.9 million. This improvement reflects increased net income ($26.5 million) offset partially by lower non-cash add backs including amortization ($3.2 million), unrealized foreign exchange gain ($11.5 million) and accretion expense relating to the convertible notes payable ($4.6 million). For the six months ended June 30, 2008, non-cash working capital required $26.2 million compared to $30.4 million in 2007. The $4.2 million decrease reflects lower non-cash working capital requirements for concentrate awaiting settlement ($15.1 million), accounts payable and accrued liabilities ($4.0 million) and inventories and stockpiles ($1.6 million) offset by increased other assets ($16.1 million), due primarily to the aforementioned $14.5 million insurance recovery receivable, and an increase in taxes recoverable ($1.1 million).

Palladium awaiting settlement decreased to 118,368 ounces at June 30, 2008 compared to 125,802 ounces at December 31, 2007. The decrease in the physical quantities of metal in the concentrate awaiting settlement, combined with the impact of a weaker Canadian dollar, was more than offset by higher commodity prices used to value the concentrate awaiting settlement and resulted in a $19.2 million (24%) increase in the value of concentrate awaiting settlement as at June 30, 2008, compared to December 31, 2007. After allowing for non-cash working capital changes, cash provided by operations was $5.8 million for the quarter ended June 30, 2008, compared to cash provided by operations of $3.4 million in the second quarter of 2008.

Financing activities for the three months ended June 30, 2008 required cash of $2.0 million and reflects primarily the scheduled repayment of debt. In the second quarter of last year, the Company drew down $4.5 million under the Auramet palladium and platinum advance purchase facility.

In December 2007 the Company completed an equity offering of 18.7 million units at a price of US$4.00 ($4.04) per unit. In connection with the offering the company granted the underwriter's an over-allotment option of 15% at the same price. This option was subsequently exercised in January 2008, for gross proceeds of US$11.2 million which increased the gross proceeds of the offering to US$85.9 million.

The Company's total debt position reduced to $18.8 million at June 30, 2008 compared to $39.1 million at December 31, 2007. During the quarter ended June 30, 2008, principal payments related to tranche I convertible notes totaling US$7.8 million and principal payments related to the tranche II convertible note of US$3.0 million were made. At the noteholders' option, these payments were settled in a non-cash transaction by the issuance of 2,063,831 common shares which, in accordance with the terms of the convertible notes agreement, are valued at 90% of the five-day volume weighted average price on the AMEX exchange immediately prior to the payment date. As at June 30, 2008, US$8.4 million of principal amount of the convertible notes remained outstanding. The balance of the Series I note was paid on August 1, 2008. The Company expects that the Series II noteholder will continue to elect to receive

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

interest and principal payments in common shares, however, should the noteholder call for cash payments the Company has the right to defer payment of principal to the Series II note due date of December 1, 2008. The reduction in debt also includes scheduled long term debt repayments (US$1.0 million and $0.5 million), and scheduled capital lease repayments ($0.4 million). The weakening of the Canadian dollar in 2008 has resulted in an unrealized foreign exchange translation loss on US dollar denominated debt at June 30, 2008 of $0.5 million.

Investing activities required $13.3 million of cash in the second quarter of 2008, which includes the expansion of the Lac des Iles tailings management facilities ($9.9 million), and the ongoing lateral development and sustaining capital for the underground mine ($0.8 million). The investing activities amount for the second quarter of 2008 also includes $1.9 million of purchased major spare parts reflecting the implementation of the CICA Handbook section 3031 as fully described in note 2 of the June 30, 2008 consolidated unaudited financial statements. This compares with $4.1 million of net investing activities in the second quarter last year, which was mainly related to the underground mine development ($2.7 million). For the same six months ended June 30, 2008, investing activities required $24.3 million compared to $8.6 million in the comparable period last year.

CAPITAL RESOURCES

As at June 30, 2008, the Company had cash and cash equivalents of $72.5 million, compared to $74.6 million as at December 31, 2007.

To meet working capital requirements and for lateral development of the underground mine, the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC on January 19, 2007 pursuant to which the Company could, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. Under the terms of this facility no advances can be received after June 2008 and any amounts advanced must be repaid by December 2008. As at June 30, 2008, the Company had no advances outstanding under this facility.

The Company anticipates that current capital resources, and a renewal or replacement of the Auramet facility, are sufficient to meet the needs of the existing operations at the Lac des Iles mine as well as the development of the Shebandowan West Project, phase I of the OHGZ Project and further evaluation of APP. The Company is currently considering options for the renewal or replacement of the Auramet facility.

Contractual Obligations

As at June 30, 2008	Payments Due by Period
(thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years [2]

Senior credit facility	$7,036	$6,036	$1,000	$–
Capital lease obligations	2,733	1,677	1,056	–
Convertible notes payable [1]	9,017	9,017	–	–
Interest obligations	617	534	83	–
Operating leases	1,914	799	1,111	4
Other purchase obligations	7,010	7,010	–	–

	$28,327	$25,073	$3,250	$4

1
To date noteholders have elected to receive principal and interest payments in common stock.

2
There are no payments due after five years.

RELATED PARTY TRANSACTIONS

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007. As of August 6, 2008

Kaiser-Francis reported that it held approximately 42% of the issued and outstanding common shares of the Company.

On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total gross proceeds of approximately US$74.7 million. Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. Pursuant to the terms of the securities purchase agreement dated March 24, 2006 between the Company, Kaiser-Francis and IP Synergy Finance Inc. ("IP Synergy") relating to the Company's convertible notes due 2008, Kaiser-Francis and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either Kaiser-Francis or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, Kaiser-Francis or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the securities purchase agreement, Kaiser-Francis elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise at a price of US$4.00 per unit, for total gross proceeds of US$11.2 million (CDN$11.2 million). Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the over-allotment units.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles Property

The Lac des Iles mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (which is currently idle) with a capacity of approximately 2,400 tonnes per day. The primary deposit on the property is the Roby Zone, a disseminated magmatic nickel-copper-PGM deposit.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic meter and 23 cubic meter shovels, 190 tonne trucks, 187 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 meters below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended June 30, 2008, the underground mine had an average head grade of 5.81 grams per tonne of palladium compared to 5.36 grams per tonne in the same period last year.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 meters floor to floor including a 15 meter to 25 meter sill pillar below each haulage level. Stopes are 45 meters to 55 meters high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic meters per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the current rate of production, open pit ore reserves will be exhausted during the first half of 2009. Management is currently assessing the economic viability of a southern extension of the open pit. This could provide ore resources for an additional two to three years of open pit mine life. The current underground mining operation will continue until late 2010 or early 2011. In 2010, it is anticipated that the mine plan will include ore deliveries from the OHGZ. A preliminary economic assessment of the OHGZ released in May 2008 indicated that the OHGZ could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

Milling Operations

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to a 15,000 tonne per day mill. This mill was commissioned in 2001 and utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning. One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In the second quarter of 2008, the concentrator processed 1,154,842 tonnes of ore or 12,691 tonnes per day at an average palladium head grade of 2.35 grams per tonne and an average palladium recovery of 75.3%. In the second quarter of 2007, the concentrator processed 1,244,067 tonnes of ore or 13,671 tonnes per calendar day at an average palladium head grade of 2.26 grams per tonne and an average palladium recovery of 73.5%. In the second quarter of 2008, the Company produced 65,791 ounces of palladium compared to 66,651 ounces in the same period last year.

Production costs per tonne of ore milled were $26.61 in the second quarter of 2008 compared to $26.07 in the same period last year. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$219 per ounce of palladium in the second quarter of 2008 as compared to US$242 per ounce of palladium in the second quarter of last year.

Offset High Grade Zone

The OHGZ is located on the Lac des Iles property and was discovered by the Company's exploration team in 2001. The OHGZ is believed to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates in October 2007 estimated that the OHGZ has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north and south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited, which concluded that the OHGZ could extend the Company's underground mining operation to 2018. Micon examined the economic viability of several mining scenarios for the OHGZ, including a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option. The study concluded that the deposit could be mined at a rate of 4,000 to 7,000 tonnes per day using a series of conveyors and access ramps at an initial estimated capital cost of $37 million.

The Micon study proposes continuation of the longhole stoping mining method currently in use at the existing underground operations. The development scenario contemplates commencing production from the upper portion of the OHGZ by late 2010, which coincides with the resource depletion in the existing underground operation. Production from OHGZ would ramp up to 6,000 tonnes per day by 2012. Using the conveying system to bring ore to surface was found to be advantageous since it provides a great deal of flexibility in decision making and spreads capital expenditures over the life of the mine. Conversely, a conventional shaft-hoist system would have required significant upfront capital expenditures.

Once operating at 6,000 tonnes per day, the OHGZ operation could yield 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel and 4 million pounds of copper annually. This economic assessment is preliminary in nature and includes measured, indicated and inferred mineral resources. Approximately 80% of the resources included in the preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study's level of accuracy is deemed to be plus or minus 20-25%.

The Company immediately proceeded to commission a feasibility study for this project, including an update to the current resource estimate. Scott Wilson RPA has been retained to update this mineral resource estimate for the upper portion of the OHGZ using the results of an infill drilling program.

Ongoing drill programs will be conducted throughout 2009 and 2010 to confirm resources. Potential also exists to add new resources along strike to the north and south and at depth. A surface diamond drill program is also currently in progress to search for the deep limits of the OHGZ. To date, the OHGZ has been traced to a depth of 1,300 meters below surface, and along a strike length of approximately 600 meters. In the near term, the Company expects to receive the remaining information required to finalize the mine design.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometers west of Thunder Bay, Ontario, and approximately 100 kilometers southwest from the Company's Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project's nickel-copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold. A Technical Report in compliance with National Instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the mine's original mill. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it can be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

Community consultations and baseline environmental sampling are ongoing and completion of bulk sampling, process and design are expected to be completed during the second half of 2008. If plans proceed as expected, production at the Shebandowan West Project could commence in late 2009 or early 2010 depending on permitting.

The Company has received a draft preliminary economic assessment on the project. It is currently reviewing the recommendations and conclusions and is awaiting a final preliminary economic assessment. In early June, the Company started an advanced underground exploration project at the proposed site, the purpose of which is to investigate ground conditions and provide ore for a bulk metallurgical sample program.

Vale Inco has indicated that it is not interested in participating in the Shebandowan West Project as currently contemplated. Accordingly, the parties are discussing the viability of transferring a 100% interest in the project to the Company for nil consideration, thereby excluding the project from the joint venture. However, in conjunction with these discussions, the companies' respective exploration teams are also examining a potential deep drilling campaign below the Shebandowan West Project, with a view to defining a larger project area that would remain within the joint venture.

Arctic Platinum Project

The Company is party to an agreement with Gold Fields entitling it to a 60% interest in a series of mining licenses and claims known as the Arctic Platinum Project ("APP"). The agreement is subject to a back-in right in favor of Gold Fields which, if exercised, would decrease the Company's interest to a 50% share. Upon satisfaction of the earn-in requirements, North American Palladium would have a casting vote at meetings of the joint venture partners, other than with respect to matters requiring a special majority vote.

In order to exercise the option, on or before August 31, 2008, the Company must: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 common shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 common shares to earn a 60% interest. To date, the Company has completed the re-scoping study, incurred over US$18.8 million in expenditures and commissioned a feasibility study.

The APP is an advanced-stage nickel-copper-PGM exploration project located approximately 60 kilometers south of the city of Rovaniemi, Finland. To date, three areas of the APP have been explored by North American Palladium: the Suhanko deposits, the Narkaus deposits and the Penikat deposits. Exploration at Suhanko has focused on the Konttijarvi, Ahmavaara and Vaaralampi deposits although there are several other deposits at Suhanko over a total strike length of approximately 17 kilometers, including Little Suhanko, Niittilampi, Suhanko North and Tuumasuo.

Delineation work in connection with the Company's preparation of the feasibility study that the Company must prepare to satisfy its earn-in has focused on only the Konttijarvi and Ahmavaara deposits, located three kilometers from each other, with the total sizes of the remaining deposits being largely undetermined. The nickel-copper-PGM bearing material would be processed through a centrally-located concentrator at a nominal throughput rate of 5.0 million tonnes per year. Nickel-copper-PGM bearing concentrate would be transported 125 kilometers by truck to a port facility located at Kemi, Finland and shipped to smelting and refining facilities for final extraction of the contained metals.

The Company has received a draft of the feasibility study. The price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables have adversely impacted the estimated capital cost of the project. The Company has determined that it will not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

Grassroots Exploration Properties

In addition to its operating mine and three advanced exploration projects, the Company is examining PGM and nickel-copper sulphide opportunities, particularly in the region surrounding the Company's Lac des Iles mine and elsewhere in northwest Ontario.

Management believes that the Company is well positioned to partner with other PGM and nickel exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company's years of experience in mining PGM deposits. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management believes that the consolidation in the nickel industry may result in joint venture or acquisition opportunities for the Company as the major nickel companies seek to sell non-core assets.

The Company is also active in grassroots exploration and has staked 39 claims containing 632 claim units at the Company's Shawmere Project, located approximately 110 kilometers southwest of Timmins, Ontario, Canada. The Company is conducting a grassroots exploration program in 2008 to assess the potential of the area for hosting nickel-copper-PGM mineralization similar to that found at its Lac des Iles mine.

Metal Sales

The Company has been selling palladium both into the spot market and to Auramet Trading, LLC, a precious metals merchant ("Auramet"), under a palladium and platinum advance purchase facility that the Company entered into in January 2007. The facility provides for the sale, at the Company's option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. Under the terms of the facility, the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million. The purchase price may be fixed or provisional. For fixed pricing, the Company may price at either: (i) Auramet's current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case, such pricing will reflect the forward value corresponding to the scheduled delivery date. Each advance payment is subject to a discount and, upon the delivery of the precious metals to Auramet, the Company is paid the difference between the advance payment and the purchase price. To secure the obligations of the Company under the agreement, the Company has granted to Auramet a security interest in the concentrate mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement. Under this agreement with Auramet no advances can be received after June 2008 and any amounts advanced must be repaid by December 2008. As at June 30, 2008, the Company had no advances outstanding under this facility.

For the three months ended June 30, 2008, the Company realized a weighted average cash price of US$440 per ounce on its physical deliveries of palladium into the spot market. The Company expects that palladium prices will continue to trade higher in 2008 than in 2007. The average spot price was US$444 per ounce for the second quarter of 2008 (reaching a high of US$475), compared to an average price of US$368 per ounce for same period last year. Since January 1, 2006, the price of palladium has shown strong growth as a result of strong demand, most notably in the automotive industry, as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

MANAGEMENT'S OUTLOOK

There is no significant pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine, the corresponding world spot prices of such metals and the prevailing US$ exchange rate.

Production for the six months ended June 30, 2008 was 126,882 ounces of palladium with an average palladium head grade of 2.28 grams per tonne, and represents a 13% decrease over the previous year's production of 145,455 ounces, with a head grade of 2.38 grams per tonne. The Company is now mining from a higher grade area of the open pit where it expects to remain for the second half of the year.

The Company has received a draft of the feasibility for the APP. The price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables have adversely impacted the estimated capital cost of the project. The Company has determined that it will not deliver a positive feasibility for the APP prior to the August 31, 2008 deadline and it has commenced discussions with Gold Fields Ltd. to review strategic options for the project.

The Company continues to focus on the further definition of the OHGZ at the Lac des Iles mine which could allow the underground mine to continue operating until 2018, according to the results of a preliminary economic assessment prepared by Micon International Limited and announced by the Company on May 7, 2008. In the near term, the Company expects to receive the remaining information required to finalize the mine design.

The Company has received a draft preliminary economic assessment on the Shebandowan West Project. It is currently reviewing the recommendations and conclusions and is awaiting a final preliminary economic assessment. In early June, the Company started an advanced underground exploration project at the proposed site, the purpose of which is to investigate ground conditions and provide ore for a bulk metallurgical sample program.

A key strategy moving forward will be to continue the pursuit of opportunities to acquire other high potential nickel-copper-PGM projects.

Recorded Metal Prices

	2005	2006	2007	Q1 2008	Q2 2008	August 5, 2008*

Palladium – US$/oz	$230	$319	$356	$445	$467	$354
Platinum – US$/oz	$815	$1,140	$1,364	$2,040	$2,064	$1,565
Gold – US$/oz	$442	$610	$726	$936	$930	$881
Nickel – US$/lb	$6.60	$11.68	$15.58	$13.52	$9.83	$7.91
Copper – US$/lb	$1.50	$3.02	$3.30	$3.81	$3.89	$3.54

*
Based on the London Metal Exchange ("LME") August 5, 2008 afternoon price fix.

The Company believes that the surplus pressures of the early 2000's have abated and that evidence exists to support the view that the palladium market is moving towards more of a demand-driven pricing environment. This is being supported by increasing global catalytic demand, fueled by growing low tolerance emission legislation and technological advances, which could exploit pricing differentials between palladium and platinum. In addition, electrical power supply problems in South Africa, which produces approximately 35% of the world's supply of palladium, have acted as a catalyst for higher palladium and platinum prices. Conversely, an apparent slowdown in U.S. automotive sales has recently put downward pressure on the price of platinum and palladium.

In April 2008, the Company announced that it had been included in the S&P/TSX Global Mining Index, joining a prestigious group of platinum group metal producers which form part of the index.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

In February 2008, the CICA issued Handbook Section 3064,"Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time. The Company is in the process of establishing a project team to manage the convergence to IFRS.

OUTSTANDING SHARE DATA

As of August 6, 2008, there were 84,338,604 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 696,433 common shares of the Company at an average strike price of $8.28. As of the same date, there were also 12,724,202 warrants outstanding each warrant entitling the holder thereof to purchase one common share at an average strike price of US$5.81.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the three months ended June 30, 2008, sales of palladium accounted for approximately 54% (June 30, 2007 – approximately 49%) of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010. During the three months ended June 30, 2008 due to a maintenance shutdown at the customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended June 30, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended June 30, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended June 30, 2008 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1 Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended June 30		Six Months Ended June 30
(thousands of dollars except per ounce amounts)	2008	2007	2008	2007

Production costs including overhead	$30,729	$32,438	$61,185	$65,690
Smelter treatment, refining and freight costs	6,132	5,733	11,542	10,995

	36,861	38,171	72,727	76,685
Less by-product metal revenue	(23,853)	(22,638)	(58,850)	(59,971)

	$13,008	$15,533	$13,877	$16,714

Divided by ounces of palladium	58,450	60,435	112,651	131,069
Cash cost per ounce (C$)	$223	$257	$123	$128
C$ exchange rate	1.018	1.0631	1.023	1.108

Cash cost per ounce (US$)	$219	$242	$120	$115

(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital
(Operating Cash Flow) to Financial Statements*

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Operating cash flow	$16,987	$12,865	$42,093	$35,902
Changes in non-cash working capital	(11,157)	(9,486)	(26,163)	(30,390)

Cash provided by operating activities	$5,830	$3,379	$15,930	$5,512

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.

The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise except as required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.